Exhibit 20

TAYLOR DEVICES, INC.
ANNUAL REPORT 2007

President's Letter

Dear Shareholder,

Taylor Devices has just completed a record-setting 2007 fiscal year.  Sales increased to $16,501,400, the highest in our 52-year corporate history, and 11% above our 2006 sales of $14,750,699.  Operating income was $1,343,441, an increase of 46% from $917,563 recorded in 2006.  Net income after taxes was $619,273, an increase of 27% from last year's $485,793.

All market sectors and major product lines achieved increases from the previous year:

  Asian construction market sales continue to increase.
  U.S. construction market sales reflect an improving economy.
  Long-term defense and aerospace sales increased substantially.
  New aerospace/defense research contracts reflect long-term market growth for Taylor Devices' products.

The Company's backlog of orders at year's end was $12.5 million, up from the $12.4 million reported at the end of 2006.  The ability of the Company to maintain its order backlog while recording increased sales is indicative of a robust market for our products.

Our strongest market sector continues to be the booming Asian economy and its ever-increasing need for seismic and wind dampers.  The Company has worked very hard to combine cutting-edge technology with competitive prices to offer our customers maximum overall product value.  It is vitally important that we develop and implement technical improvements as quickly as possible in these products so that they continuously increase in value relative to the more mature construction designs that we most often compete with.

The featured projects in this Annual Report reflect the Company's success in Asia:

  The futuristic Beijing 7 Star Morgan Plaza, to be completed in time for the 2008 Olympic Games -This project combines 100 of Taylor's Seismic Dampers with eight unique spring-damper elements, a recent design spin-off from defense technology developed by the Company after the first Gulf War.
  The gigantic Sutong Suspension Bridge that will traverse China's Yangtze River -The Sutong Bridge will be the world's largest cable stayed bridge and will use the largest dampers ever built by Taylor Devices.  In fact, the dampers may well be the largest ever built.  These are also of the unique new spring-damper style.
  The Shinjuko 3 Building in Tokyo -This building represents an exciting integration of large dampers into the interior design of the entrance lobby to a theater complex.  Our engineers and production staff worked very closely with the Japanese design and construction team to produce a design for the dampers and their long attachment braces that was architecturally acceptable to the building's owner.

The biggest challenge facing the Company today is to grow our capabilities and facilities to match expected long-term growth in worldwide demand.  This must be done carefully to maintain the Company's overall profitability.  Taylor Devices looks forward to 2008 as having the potential to be another successful year.

Sincerely,

TAYLOR DEVICES, INC.

/s/Douglas P. Taylor
Douglas P. Taylor
President

Status Report From The Vice President

The past year was another year of growth at Taylor devices.  Shipments increased significantly with a substantial increase in productivity yielding improved profits.  This, along with a sales backlog that has remained at a high level, has produced a year that brought very positive changes to Taylor Devices.  They have come in the form of additional manufacturing facilities; increased employment and additional equipment that will aid us in continued growth and improved profitability.  There have also been challenges encountered and overcome.

In the past year the analysis of the workflow indicated a bottleneck in the production process during the final stages of Seismic Product assembly.  An expansion was configured that would triple our final processing capability.  Facilities were located and equipment purchased and installed.  This facility was brought on line at mid-year and has proved to be very successful.

Taylor Devices continues to evaluate our present manufacturing equipment for productivity and suitability.  New technologies are continuously being evaluated.  The past year brought the addition of new turning equipment that increased our ability to efficiently produce larger products.  This equipment replaced existing machines yielding improved flexibility and productivity.  This was done in direct response to our customer demands for larger products.

Taylor Devices' four axis machining capability, which was added in early 2006, has met with great success.  The demand is such that the company is presently negotiating for additional equipment that will double our capacity.  We expect to have the new machines on line in the third quarter of the upcoming year.

The company also designed, developed and produced the first of a series of machines that will automate one of the proprietary processes used during manufacturing.  This has proved very successful and reduced cost dramatically.

Taylor's workforce continues to grow.  Taylor Devices recognizes the need for all employees to continuously improve to stay competitive.  This need to improve plus the addition of new employees requires on-going training.  In the past year the company received assistance in our effort from New York State in the form of a training grant.  This training is presently being implemented.  As the company continues to expand, new positions are created and we are continuously searching for people to fill those positions.

The demand for products and the increasing cost of raw material has been a challenge that has been met with partnerships with our vendors and establishment of yearly needs for critical items.  This has allowed us to meet the needs of our customers in a timely and cost effective manner.

Taylor Devices in-house computer system has gone received several upgrades in the past twelve months improving productivity and expanding the capabilities of the company.  The information technology required to support our customers is continuously expanding and the improvement in our computer systems has met these demands.

Taylor Devices is an ISO 9002 certified manufacturer.  As such periodic audits are required.  This involves a third party review of our business process.  This audit occurred in the last year and the company and it's employees successfully proved the company in complete compliance.

The past year has been a great success and we look forward to the challenges of the future.

Status Report From The Chief Financial Officer

Fiscal 2007 saw modest gains across the board at Taylor Devices.

  Overall sales increased by 11% over last year to set an all-time corporate record.  This increase was primarily from a rise in demand for our products in the aerospace and defense markets.
  Gross profit as a percentage of sales increased by over five percentage points to 35%.  This was the result of the combination of improvements in design and production of some of our more popular units along with higher sales  prices for our highly engineered units used in the aerospace and defense markets.
  Net income per share of 20 cents improved from 16 cents last year.

Heading into fiscal 2008, our sales order backlog has a good mix of products going to the aerospace and defense customers along with customers building or retro-fitting bridges and buildings across North America and Asia.  Sales orders from customers in South America are up as well.  Based on this sales order backlog at year end and new order activity in the early stages of the new year, we are optimistic that our profitable growth will continue through fiscal 2008.

Investment in new processes and new machinery, increased training of employees, expanding our global supplier base and redesigning of certain products have allowed us to produce our products more efficiently.  Our continual improvement program did not end with 2007 as we have prepared for more investments in these areas for 2008.

Increased regulatory requirements are now a way of life for small business filers with the SEC.  They are here to help ensure that accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.  We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them.

Aerospace/Defense Products Report

Financial results for defense products and services surpassed those of FY07.  Shipments exceeded the previous year by a considerable margin with excellent profitability.   This can be attributed to the transition from low rate and prototype stages of product development to quantity production rates.

We continued full rate production on two applications for the M777 Light Howitzer Program.  Full funding has been appropriated for over 600 Howitzers.  Production should continue through the foreseeable future to satisfy U.S. military requirements. Many NATO countries have expressed strong interest in procuring the weapon because of its success in Afghanistan.

The Striker AGL (Advanced Grenade Launcher) is now in its third year of production and has seen considerable action with Special Operation Forces in the combat zones.  Our contribution to the program is a double-ended recoil buffer that acts as a shock absorber and a secondary timing device.  Initial reports regarding effectiveness and maintainability have been excellent, and production should continue for at least ten years.

New orders continue for the MK 21 VLS Canister Shock Absorbers for the SM3 SAM (Surface to Air Missile).  We have also completed preliminary engineering efforts on the SM6 SAM that will compliment the SM3 on-board U.S. Navy ships.  A foreign market also exists for both systems.

Development hardware for use on the arresting gear was completed for the X-47C Unmanned Combat Aircraft System.  This aircraft will be a technology demonstrator for the U.S. Navy and could begin the era of combat aircraft without onboard aircrew, saving costs and eliminating risk to human assets.  Hardware was delivered during FY07.

Another program contributing to Taylor Devices' sales is the Virginia Class Submarine.  We completed the manufacture of six shipsets of special dampers for delivery during FY07.  A total of 30 ships are planned to be delivered for this program in the next two decades.  Our products contribute to the survivability of these submarines that are designed for both littoral and deep water operations.  Their missions include torpedo and missile launching capabilities as well as reconnaissance and deployment of Special Operations personnel.

Shock and vibration products for shipboard navigation and electronics systems are still in demand and our backlog for this market remains at a high level.  There are a number of new combat ship programs throughout the world that require protection for critical systems subject to shock and vibration.  The retrofit of older ships and submarines is a market at least equaling the size of new construction.

The future for Taylor Devices as a developer and supplier for military applications remains strong.  We are fortunate to enjoy an enviable reputation in the defense market that is ideal for our capabilities.   Our success proves that we are regarded as a company with a determination to successfully satisfy the most difficult technical challenges.

Industrial Products Report

Sales of Taylor Devices' Industrial Product Lines have continued to surge during the past twelve months, reaching an all-time high this year.  Sales have increased for our Fluid Viscous Dampers and specialized devices used for structural protection against earthquake shaking, wind buffeting, and pedestrian vibrations.  With a much better US economy at the present time, and more funding available for civil engineering projects, we continue to obtain and fulfill new orders from within North and South America, and from overseas.  Crane buffer sales have also continued to improve and have always provided steady short-term workload for the company.  This industrial product diversity, mixed with our other product lines, keeps us going strong when the economy is poor and has our company soaring during the peak times.

Some of the most significant building projects secured during FY07 include the 7 Star Morgan Plaza in Beijing, China, the KDDI Tama Fourth Network Center 1st Station project in Tokyo, Japan, The Criminal Investigation Bureau Building in Taichung, Taiwan, the 131 South Rodeo Drive (at Wilshire) Office Building in Beverly Hills, California, and the Sutter Gould Medical Office Building in Modesto, California.  Some of the notable hospital projects include the Mills Peninsula Hospital in Burlingame, California, the Saitama Citizens Medical Center in Tokyo, Japan, and the Timpanogos Regional Hospital in Orem, Utah, which is undergoing a significant addition of floor levels in this retrofit/addition project. Many other smaller building orders were also received during the past year, a number of them being residential building projects located in Taiwan.

The special viscous dampers with high force end-of-travel springs for the Sutong bridge  (when complete, this bridge will be the World's longest cable-stayed bridge) were completed and shipped to the jobsite this fiscal year, marking the largest devices the company has ever made and tested to date.  This project involved a substantial upgrade effort to our already massive test facilities to bring the capabilities into the 10,000kN (1125 ton) range.  We have also received orders for dampers on many other Chinese Bridge projects, including the Xihoumen Bridge, the Yuzui River Bridge, Jingtang Bridge, and the Jiangjin Guanyinyan Bridge.  Several other bridge damper projects were also received in FY07.

 Taylor Devices has been awarded a contract to design, evaluate, and supply Tuned Mass Dampers (TMDs) for the Cumberland River Bridge in Nashville, Tennessee. The TMDs, specially customized to suit the size and needs of this bridges' bathtub shaped deck structure are used to mitigate both horizontal and vertical pedestrian vibrations.  The lateral (horizontal) TMDs consist of three large blocks of steel hung from pendulums and controlled by fluid viscous dampers.  The two vertical TMDs are each supported by a bed of springs and use fluid viscous dampers to control the motion.  This is an application of a fully customized damping system for specific vibration needs, and was developed by a joint interaction between Taylor Devices and a key consultant firm that is a premier world expert in the field of vibration mitigation analysis.

New and retrofit construction projects in current development throughout the World, coupled with a high backlog of projects at the current time, provides an exceptionally good outlook for our FY08 expectations.  Our continued ability to suit the customer's needs with special products and the flexibility to adapt to the requirements of the market continue to be our most valuable assets.

Corporate Data

OFFICERS AND DIRECTORS
Douglas P. Taylor, President and Director
Richard G. Hill, Vice President and Director
Reginald B. Newman II, Secretary and Director
Randall L. Clark, Director
John Burgess, Director
Mark V. McDonough, Chief Financial Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Lumsden & McCormick, LLP
403 Main Street
Suite 430
Buffalo, NY 14203

GENERAL COUNSEL
Hiscock and Barclay, LLP
1100 M&T Center
3 Fountain Plaza
Buffalo, NY 14203-1486

MANAGERS
Guy Fortunate, Purchasing Manager
Alan Klembczyk, Chief Engineer
John Metzger, Engineering Manager Special Projects
John Mayfield, Aerospace/Defense Sales Manager
Robert Schneider, Industrial/Seismic Products Sales Manager
Craig Winters, Industrial/Seismic Products Sales Manager
James Dragonette, Quality Assurance Manager
Charles Ketchum III, Quality Control Manager
Benjamin Kujawinski, Production Manager
Greg Hanson, Machine Shop Supervisor
Lorrie Battaglia, Human Resources Manager

TRANSFER AGENT AND REGISTRAR
Kathleen Nicosia
Taylor Devices, Inc.
90 Taylor Drive
P.O. Box 748
North Tonawanda, NY 14120-0748
716-694-0800

  A copy of the financial report on form 10-KSB can be obtained free of charge by written request to the attention of Kathleen Nicosia, IR, at the Company's address indicated above. Exhibits to the reports on 10-KSB can be obtained for a postage and handling fee.

Market Information

The Company's Common Stock trades on the Small Cap Market tier of the National Association of Securities Dealers Automated Quotation (NASDAQ) stock market under the symbol TAYD.

The following quarterly high and low market prices during fiscal years ended May 31, 2007 and 2006 were obtained from NASDAQ.

	Fiscal 2007		Fiscal 2006
	High	Low	High	Low
First Quarter	7.110	5.270	3.750	2.630
Second Quarter	6.140	4.310	4.680	2.838
Third Quarter	6.640	5.050	6.200	3.080
Fourth Quarter	5.940	4.780	8.250	5.000

As of May 31, 2007, the number of issued and outstanding shares was 3,145,130 and the approximate number of record holders of the Company's Common Stock was 849.  Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000.  No cash or stock dividends have been declared during the fiscal year ended May 31, 2007.

 Taylor Devices, Inc. is an electronic filer.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding its issuers that file electronically with the SEC (http://www.sec.gov).

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 2, 2007 at 10:00 a.m.  This year's meeting will be held at the Holiday Inn, 1881 Niagara Falls Boulevard, Amherst, New York.  Shareholders desiring accommodations may call the Holiday Inn at 716-691-8181.

Board of Directors and Executive Officers

DOUGLAS P. TAYLOR
Board Member and President
Taylor Devices, Inc.

Mr. Taylor holds a B.S. degree in Mechanical Engineering from the State University of New York at Buffalo, awarded in 1971.  He has been employed by Taylor Devices, Inc. since 1971, and was appointed President in April 1991.  Mr. Taylor is also President of Tayco Developments, Inc., an affiliate of Taylor Devices, where he has been employed since 1966.  He is inventor or co-inventor on 32 patents in the fields of energy management, hydraulics and shock isolation.

Mr. Taylor is widely published within the shock and vibration community.  His technical papers have been published by the American Society of Civil Engineers, the Applied Technology Council, the Association of Iron and Steel Engineers, the Journal of Shock and Vibration, the National Fluid Power Foundation, the National Science Foundation, the New York State Science and Technology Foundation, the Shock and Vibration Symposium, the Society of Automotive Engineers, the U.S. Air Force and the U.S. Marine Corps.   Since 1988, Mr. Taylor has hosted internship programs for engineering students, affiliated as an industrial sponsor with the State University of New York at Buffalo, the Erie County State of New York Board of Co-operative Educational Services, and the North Tonawanda, New York Public School System.

Since 1991, Mr. Taylor has participated in research projects in the field of earthquake protection, in association with the University at Buffalo's Civil, Structural and Environmental Engineering Department and the Multidisciplinary Center for Earthquake Engineering Research.  As a result of this research, military technology from the Cold War era is now being used worldwide for seismic and high wind protection of commercial building and bridge structures.

In 1994, Mr. Taylor was named to the American Society of Civil Engineers' Subcommittee on the Seismic Performance of Bridges.  In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for the implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program.  In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government's Small Business Innovation Research Program.   In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering. In 2006, Mr. Taylor was named to the American Society of Civil Engineers' Blast Protection of Buildings Standards Committee.  In 2006, Mr. Taylor was the recipient of the Dean's Award for Engineering Achievement by the School of Engineering and Applied Sciences at the State University of New York at Buffalo.  Also in 2006, Mr. Taylor was named Structural Engineer of the Year (2006) by the Engineering Journal, "The Structural Design of Tall and Special Buildings."   Mr. Taylor is a founding member of the International Association on Structural Control.

RICHARD G. HILL
Board Member and Vice President
Taylor Devices, Inc.

Mr. Hill holds a B.S. degree in Electrical Engineering from the Rochester Institute of Technology, awarded in 1973.  In November 1991, Mr. Hill was appointed Vice President of Taylor Devices, Inc. by the Board of Directors.  He had been employed previously by Taylor Devices, Inc. since 1978 as Vice President of Production.  In addition, he has held key project management positions with the Company on major aerospace and defense contracts.  In April of 1991, Mr. Hill was appointed to the Board of Directors of Taylor Devices, Inc.  From 1973 to 1978, Mr. Hill was employed by the Alliance Tool and Die Company of Rochester, New York as a Project Leader and Design Engineer.  From 1970 to 1973, he was employed by the same firm as an Engineer in Training, through a co-op program with the Rochester Institute of Technology.

Mr. Hill has served on the Founding Board of Directors of the Center for Competitiveness of the Niagara Region and the Advisory Board to The Center for Industrial Effectiveness.  Mr. Hill also served as Chairman for the Manufacturers Council of the Buffalo Niagara Partnership, and also served on the State University of New York at Buffalo's UB Business Alliance Advisory Board, as well as holding the seat of Secretary.

REGINALD B. NEWMAN, II
Board Member and Secretary
Taylor Devices, Inc.

Mr. Newman holds a B.S. degree in Business Administration from Northwestern University, awarded in 1959.  He has been employed by NOCO Energy Corp., a diversified distributor and retailer of petroleum and other energy related products, since 1960, attaining the position of Chairman in 1998.  Having retired in late 2002, he remains Non-Executive Chairman.  NOCO Energy Corp., founded by Mr. Newman's father in 1933, currently employs more than 700 with operations in five northeastern States and two Canadian Provinces.  Present NOCO operations range from petroleum terminalling to gasoline retailing to development of renewable energy sources.

From 1959 to 1960, Mr. Newman was employed by the Ford Motor Company of Dearborn, MI in the product planning department.

Mr. Newman is currently a director of the M&T Bank Corporation, the Rand Capital Corporation and the Dunn Tire Corporation.  He is also the Chair of the Board of Trustees of the University of Buffalo Foundation, Inc.

Mr. Newman received the 1997 Executive of the Year, awarded by the State University of New York at Buffalo.  In 1998 Mr. Newman received the Walter P. Cooke Award for Notable and Meritorious Service to the University presented by the University at Buffalo Alumni Association.  He received the President's Medal from U.B. in 2003, as well as their highest honor, the Norton Medal in 2006.  He is a former member of the Buffalo Niagara Partnership and was Chairman from 1996 through 1998.

RANDALL  L.  CLARK
Board Member
Taylor Devices, Inc.

Mr. Clark holds a B.A. degree from the University of Pennsylvania, and earned his M.B.A. from the Wharton School of Finance and Commerce.  He is and has been the Chairman of Dunn Tire LLC since 1996.  From 1992 to 1996, Mr. Clark was Executive Vice President and Chief Operating Officer of Pratt & Lambert, until it was purchased by Sherwin Williams.

Mr. Clark has been employed in the tire industry for many years.  He was named President of the Dunlop Tire Corporation in 1980, was appointed to the Board of Directors in 1983, and named President and Chief Executive Officer in 1984.  He was one of seven chief executives of operating companies appointed to the Group Management Board of Dunlop Holdings, plc., and was Chairman of the Board and Chief Executive Officer of Dunlop Tire Corporation in North America from 1985 to 1991.

From 1977 to 1980, Mr. Clark was Vice President of Marketing for the Dunlop Tire Division.  From 1973 to 1977, he was employed by Dunlop as Director of Marketing at the company's Buffalo, NY headquarters.  From 1968 to 1973, Mr. Clark was employed by the B.F. Goodrich Company.

Mr. Clark is currently a Director of Computer Task Group, Lifetime Healthcare Companies, Merchants Mutual Insurance Company and HSBC-WNY.  He is the past President of the International Trade Council of Western New York, Chairman of the Buffalo Niagara Enterprise, a Director of the Buffalo Niagara Partnership and the Amherst Industrial Development Agency.  He serves on the Board of Trustees of the American Heart Association, and is past Chairman and a Director of AAA of Western and Central New York.  Mr. Clark was appointed by Governor George Pataki to serve on the Council for the State University of New York at Buffalo.

JOHN BURGESS
Board Member
Taylor Devices, Inc.

Mr. Burgess gained his international strategy, manufacturing operations and organizational development expertise from his more than 35 years experience with middle market public and privately-owned companies. Mr. Burgess served as President and CEO of Reichert, Inc. a leading provider of ophthalmic instruments, and spearheaded the acquisition of the company from Leica Microsystems in 2002 and led the company until its sale in January 2007.  Prior to the acquisition, Mr. Burgess served as President of Leica's Ophthalmic and Educational Divisions before leading the buyout of the Ophthalmic Division and formation of Reichert, Inc.

From 1996 to 1999, Mr. Burgess was CEO of International Motion Controls (IMC), a $200 million diversified manufacturing firm. During his tenure there, he led a significant acquisition strategy that resulted in seven completed acquisitions and 16 worldwide businesses in the motion control market. Previously, Mr. Burgess operated a number of companies for Moog, Inc. and Carleton Technologies, including six years as President of Moog's Japanese subsidiary, Nihon Moog K.K. located in Hiratsuka, Japan. Moog, Inc. is the global leader in electro-hydraulic servo control technology with focus on the aerospace and defense sectors and was recognized as one of The 100 Best Companies to Work For in America.

Mr. Burgess earned a BS in Engineering from Bath University in England, and a Masters in Business Administration from Canisius College.

Currently Mr. Burgess is an Operating Partner of Summer Street Capital LLC, and serves as a consultant and Director of Reichert Inc.

MARK V. MCDONOUGH
Chief Financial Officer
Taylor Devices, Inc.

Mr. McDonough is a Certified Public Accountant in New York State and holds a BBA degree from Niagara University, awarded in 1982.  He has been with the Company since 2003 and in financial management with various Western New York manufacturing organizations for the prior fourteen years.  His background in international operations, coupled with experience in implementing systems of internal controls, should prove most valuable to the Company as it continues to grow.  From 1986 to 1989, he was an auditor with the Buffalo office of Ernst & Young, LLP.

Mr. McDonough is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.